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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No.    )*

                                EVOLUTIONS, INC.
                                ----------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                   300494 10 1
                                  ------------
                                 (CUSIP Number)

                                Norman Moskowitz
                               71-20 Harrow Street
                          Forest Hills, New York 11375
                                 (718) 544-9142
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1996
                                -----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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                                  Schedule 13D

CUSIP No. 300494 10 1                 13D                     Page 2 of 5 Pages
          -----------

1.       NAME OF REPORTING PERSON

                                Norman Moskowitz

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
          (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                                       OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America

         7.       SOLE VOTING POWER

                                     800,000

         8.       SHARED VOTING POWER

                                        0

                  9.       SOLE DISPOSITIVE POWER

                                     800,000


                  10.      SHARED DISPOSITIVE POWER

                                        0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     800,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     11.6%

14.      TYPE OF REPORTING PERSON*

                                       IN

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                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer

This statement relates to Common Stock, $.01 par value, (the "Common Stock"), of Evolutions, Inc. (the "Company"). The address of the principal executive office of the Company is 266 Harristown Road, Glen Rock, New Jersey 07452.

Item 2.  Identity and Background

(a) This statement is filed on behalf of Norman Moskowitz (the "Reporting Person").

(b) The address for the Reporting Persons is 71-20 Harrow Street, Forest Hills, New York 11375.

(c) Mr. Moskowitz is a manager of Smart Styles Acquisition Corp., a wholly-owned subsidiary of the Company. The Reporting Person conduct these activities primarily at 112 West 34th Street, New York, NY 10120.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

(f) Mr. Moskowitz is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or other Consideration

By Agreement Of Sale dated February 23, 1996 among Smart Style Industries, Inc. et. al, as sellers and Smart Style Acquisition Corp. and the Company, as purchasers, sellers sold certain assets to Purchaser for consideration which included a $1,000,000.00 Note. The Note was to be paid from the proceeds of 700,000 shares of the Capital Stock of the Company that were placed in escrow at the closing.

         By First Amendment To Agreement of Sale, made as of November 1, 1996, but executed and delivered December 31, 1996, the Agreement of Sale was amended to provide that the $1,000,000.00 Note was canceled and the 700,000 shares of the Company held in escrow in connection with the Note were delivered to Smart Style Industries, Inc.

         On December 31, 1996, immediately after the execution of the First Amendment To Agreement Of Sale and delivery of the 700,000 shares to it, Smart Style Industries, Inc. adopted and approved a Plan of Dissolution, Complete Liquidation, and Termination of Existence, and assigned said 700,000 shares of the Capital Stock of the Company to Norman Moskowitz, the sole shareholder of Smart Style Industries, Inc.

Item 4.  Purpose of Transaction

         The Reporting Person has no any plans with respect to any of the securities set forth under Item 5 which is referred to in Items 4(a) - 4(j) of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Moskowitz owns 700,000 shares of Common Stock and warrants to acquire 100,000 shares of Common Stock, representing approximately 11.6% of the total outstanding Common Stock of the


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                                                               Page 4 of 5 Pages

Company.

(b) The Reporting Person has sole power to vote and dispose of all of his respective shares set forth above.

(c) Except for the receipt of the shares reported herein, the Reporting Person has not effected any transactions in shares of Common Stock during the past 60 days.

(d) The Reporting Person has the sole right to receive and power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
                  with Respect to Securities of the Issuer

         None.


Item 7.  Material to be Filed as Exhibits

         None.

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                                                               Page 5 of 5 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 1997

                                        /s/ Norman Moskowitz
                                        --------------------------
                                            Norman Moskowitz